LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2AR
Tel. 020 7880 5100 Fax. 020 7880 5200
www.laura-ashley.com

04 FEB -2 AM 7:21

Please reply to Fax No: 020 7880 5111

04012541

29 January 2004

BY SWIFTAIR
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Ann. E. Mantz (Mrs.)
Company Secretary

2/3

cc Mr. Brian Teitelbaum (Citibank)

29 January 2004

LAURA ASHLEY HOLDINGS plc
("Laura Ashley" or "the Group")

The Board of Laura Ashley Holdings plc announces that its wholly owned subsidiary, Laura Ashley Holdings BV, has completed an agreement for the disposal of its operations in Switzerland, Austria and Italy with EDMI Holding AG as announced in June 2003. The businesses disposed of will enter into a new, separate franchise agreement with the Group.

The Group now has two remaining stores in Continental Europe where agreements to franchise or dispose of the stores are in the process of being concluded.

Enquiries:

Iain Nairn	Joint Chief Operating Officer	020 7880 5100
Tom Buchanan/ Katya Reynier	Brunswick Group Limited	020 7404 5959